Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

DATE OF BOARD MEETING AND DATE OF PUBLICATION

OF THIRD QUARTER 2022 EARNINGS ANNOUNCEMENT

Our board of directors will hold a board meeting on Tuesday, November 29, 2022 (Hong Kong time) for the purposes of, among other things, approving our unaudited results for the third quarter ended September 30, 2022 (the “Q3 Results”) and announcement for the Q3 Results. We will announce our Q3 Results at or around 6:00 p.m. on Tuesday, November 29, 2022 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk .

Our management will host an earnings conference call at 8:00 p.m. on Tuesday, November 29, 2022 (Hong Kong time) to discuss our Q3 Results and answer questions. Details of the conference call are as follows:

Event Title:                 Bilibili Inc. Third Quarter 2022 Earnings Conference Call

Registration Link:     https://register.vevent.com/register/BIa236982ebdfa4c25a878a68ee072de3c

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

By order of the Board
Bilibili Inc. Rui Chen
Chairman

Hong Kong, November 8, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.